EX-99.77M: Mergers

On November 16, 2012, each of the Core Bond, U.S. Treasury Index and Short Bond Portfolios (each a “Predecessor Fund” and collectively, the “Predecessor Funds”), investment portfolios of the Northern Institutional Funds, was reorganized into the corresponding Core Bond, U.S. Treasury Index and Short Bond Funds (each a “Fund” and collectively, the “Funds”), investment portfolios of the Northern Funds, pursuant to a Plan of Reorganization approved by the Predecessor Funds’ Board of Trustees on August 9, 2012 (the “Reorganization”). At the time of Reorganization, each Predecessor Fund transferred all its assets to the corresponding Fund in exchange for shares of the corresponding Fund and the Fund’s assumption of all the liabilities of the Predecessor Fund. Upon closing of the Reorganization, holders of each Predecessor Fund’s Class A shares received shares of the corresponding Fund. The Reorganization was tax-free.